MONTGOMERY REALTY GROUP, INC.
                        400 Oyster Point Blvd., Suite 415
                          South San Francisco, CA 94080
                             Telephone: 650-266-8080
                             Telecopy: 650-266-8089


                                  July 27, 2005



                                                                       VIA EDGAR



Mr. Thomas Flinn, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, D.C.  20549

         Re:      Montgomery Realty Group, Inc.
                  Form 8-K filed June 28, 2005
                  File No. 000-30724

Dear Mr. Flinn:

         We submit the following supplemental information in response to your comments of July 8, 2005.

FORM 8-K FILED JUNE 28, 2005:

1. Amend the report to include all of the information required by Item 304(a)(1)(v) of Regulation S-K regarding whether any audit or similar committee of the board of directors discussed the internal control deficiencies with the former accountants.

         Response:         We filed an amended report on Form 8-K on July 15,
                           2005, including all of the information required by
                           Item 304(a)(1)(iv)(D) of Regulation S-B.

2. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

         Response:         There have been no letters or written communications
                           regarding any disagreements or reportable events to or from the current accountant, which has declined to stand for reelection.

3. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

MONTGOMERY REALTY GROUP, INC.

Mr. Thomas Flinn, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 27, 2005
Page 2


         Response:         A schedule of the adjustments, which do not affect
                           pre-tax operating income, is attached. Each of the adjustments relates to the period ended December 31, 2004, only and does not represent an item continuing from a previous period. We note that the audit of the financial statement included an additional adjustment of $353,772 as of July 19, 2005, as follows:

                           Account                         Debit       Credit
                           -------                         -----       ------

                           Front Street Office Building
                             Asset Value                               $353,772

                           Loss From Impairment of Value
                             Asset                        $353,772
                                                          --------     --------
                                                          $353,772     $353,772
                                                          ========     ========

                           Management determined to write the net value of the asset down to reflect the difference between the total asset value of $4,773,772 (including capitalized development cost of $338,315) to reflect the FMV value of $4,420,000, as shown by the April 2005 third-party appraisal. Accordingly, the total net book value of the Front Street Office Building was adjusted downward by $353,772 to reflect an impairment of value.

                           This increased loss due to the impairment adjustment also created the following estimated tax adjustments:

                           Account                         Debit        Credit
                           -------                         -----        ------

                           Income Tax Benefit                          $126,747

                           Deferred Tax Asset             $126,747
                                                          --------     --------
                                                          $126,747     $126,747
                                                          ========     ========

                           This adjustment reflects the corresponding change in Income Tax Benefit and Deferred Tax Asset that arise by reason of the increased operating loss. The impairment loss and the tax benefit adjustment, and these adjustments only, affected the net operating loss for the period ended December 31, 2004, from $137,099 to $364,124.

MONTGOMERY REALTY GROUP, INC.

Mr. Thomas Flinn, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 27, 2005
Page 3

                           On July 27, 2005, the Front Street Office Building was sold to Dinesh Maniar, a related party, for $4,850,000. Our management is reviewing the impairment of value adjustment and the corresponding tax benefit adjustment in light of the closing of this recent sale.

                           The current auditor has not yet completed its audit of our year-end financial statements.

4. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

         Response:         We will file the required current report on Form 8-K
                           upon the engagement of a new principal accountant.

5. We note that Deloitte & Touche declined to stand for reelection as your accounting firm for the year ended December 31, 2005, but will complete the audit for the year ended December 31, 2004, and possibly review your quarterly reports for March 31, 2005 and June 30, 2005. Once Deloitte & Touche has completed their services as your principal accountant, you will need to file an amendment to this Form 8-K disclosing the date that Deloitte & Touche effectively ceased to be your principal accountant. You must also update the disclosures in the filing to reflect the effective date of completed services and file a new Exhibit 16 letter. Please revise when appropriate.

         Response:         We will revise the current report on Form 8-K when
                           appropriate.

FORM 10-QSB FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2004:

6. Refer to the Item 4.01 Form 8-K and the deficiencies in internal control. Tell us in what period each of the deficiencies occurred. Also, tell us how you were able to conclude that the disclosure controls and procedures are effective (Item 3), considering the deficiencies in internal control.

         Response:         The deficiencies in internal control identified in
                           Item 4.01 of the recent Form 8-K became apparent to us shortly after December 31, 2004, the end of the fiscal year. We believe this was a result of the following factors: (a) a former professional employee of Diversified Investment and Management Corporation, who had a vital role in the preparation of our periodic reports, had accepted other employment prior to completing the year-end financial statements and his performance suffered as a result; and (b) the sale of the Orchard Supply Shopping Center and the proposed shift in our business strategy, which presented challenges not previously experienced in our disclosure process. Together, these matters revealed the deficiencies in internal control. We anticipate that our annual report on Form 10-KSB will include management's determination that our disclosure controls and procedures were not effective at December 31, 2004.

MONTGOMERY REALTY GROUP, INC.

Mr. Thomas Flinn, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 27, 2005
Page 4


         In addition, Montgomery Realty Group, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Montgomery Realty Group, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Sincerely,

                                                 Montgomery Realty Group, Inc.

                                                   /s/ Dinesh Maniar
                                                 -------------------------------
                                                 Dinesh Maniar
                                                 Chief Executive Officer
                                                 Chief Financial Officer

                                JOURNAL ENTRY AJE

Name                                               Debit        Credit
---------------------------------------------- ------------ ------------
1 AJE Final tax adjustment
Tenant Receivable                                 2,978.00            -
Deferred Tax Asset                                       -    11,073.00
Deferred Income Tax Benefit                       8,095.00            -
                                               ------------ ------------
                                                 11,073.00    11,073.00
                                               ============ ============
Adjust tax provision to final balances

2 AJE Adjust accrued interest DiscOps
Accounts Payable                                         -    27,987.00
N/P - Midland                                    27,987.00            -
                                               ------------ ------------
                                                 27,987.00    27,987.00
                                               ============ ============

To adjust loan balance and accounts payable for amount that was accrued in Q3 and subsequently paid but credited against accounts payable rather than the loan payable balance